K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

October 20, 2014

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Calamos Investment Trust: Calamos Global Convertible Fund and Calamos Hedged Equity Income Fund — Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A (File Nos. 33-19228; 811-5443)

Ladies and Gentlemen:

This letter confirms that the Calamos Investment Trust, a Massachusetts business trust (the “Trust”), transmitted Post-Effective Amendment No. 92 to the Trust’s Registration Statement on Form N-1A (the “Post Effective Amendment”) on behalf of the above-named series of the Trust, pursuant to the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, on Friday, October 17, 2014 (SEC Accession No. 0001193125-14-375165). The Post-Effective Amendment includes a conformed signed signature page, the manually signed original of which is maintained at the office of the Trust.

The Trust is filing the Post-Effective Amendment to add the Calamos Global Convertible Fund and the Calamos Hedged Equity Income Fund (each a “Fund” and, collectively, the “Funds”), as new series of the Trust. The Funds have substantially conformed the prospectuses and statement of additional information (“SAI”) in the Post Effective Amendment to the Trust’s combined prospectus and SAI contained in Post-Effective Amendment No. 90 to the Trust’s Registration Statement as filed with the SEC on February 26, 2014 (SEC Accession Number 0001193125-14-070021). Accordingly, we request that the SEC Staff use the limited review procedures of 1933 Act Release No. 6510 (Feb. 15, 1984).

Prospectus. There are no material differences from the prospectus filed in the Post-Effective Amendment as compared to the disclosure regarding the Fund’s adviser, service providers and other shareholder information in the combined prospectus filed with Post Effective Amendment No. 90. The only disclosure that has not been previously reviewed by the Staff is disclosure that is unique to the Funds, including disclosure regarding each Fund’s investment objectives, principal investment strategies, principal risks, fees and expenses.

Statement of Additional Information. There are no material differences from the SAI filed in the Post Effective Amendment as compared to the SAI filed in Post Effective Amendment No. 90. Disclosure has been added to the SAI to reflect the addition of the new series to the Trust, where applicable.

U.S. Securities and Exchange Commission

October 20, 2014

Pursuant to Rule 485(a)(2) under the 1933 Act, this Post Effective Amendment will become effective 75 days after the filing date on December 31, 2014. The Trust respectfully requests that the Staff furnish the Trust with any comments on this filing by December 10, 2014. This will assist the Trust in keeping to its expected commencement of operations date and prospectus printing schedule.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9189, or Eric S. Purple at (202) 778 9220.

Sincerely,

/s/ Nicole Trudeau

Nicole Trudeau

2